GRASIM

ADITYA BIRLA GROUP

RECEIVED

2008 NOV 12 P 1:36

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 23, 2008

082-03322

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

We wish to inform you that in the Board Meeting held today, the Board has appointed Shri A.K. Dasgupta as an Additional Director of the Company.

Thanking you,

Yours faithfully,

08005822

PROCESSED
NOV 14 2008
THOMSON REUTERS

AK Malu

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

RECEIVED

2008 NOV 12 P 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

23rd October, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th September, 2008, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

Ashok Malu
Ashok Malu
Company Secretary

encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release

Mumbai, October 23, 2008

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
PERFORMANCE FOR Q2FY2009

Consolidated Net Profit **Rs.486 Crs.**

Consolidated Net Revenue **Rs.4,489 Crs.**

Consolidated Financial Performance:

Rs. Crores

	Q2 FY09	Q2 FY08	H1 FY09	H1 FY08
Net Revenue	4,489	3,964	8,944	8,026
Profit before Taxes	737	1,050	1,827	2,205
Profit after Taxes	563	705	1,354	1,504
Minority Share	(77)	(85)	(196)	(214)
Net Profit	486	620	1,158	1,290
EPS (Rs.)	53	68	126	141

Grasim, an Aditya Birla Group Company, today announced its results for the 2nd quarter ended 30th September, 2008. Its Consolidated Revenues stood at Rs.4,489 crores (Rs.3,964 crores). Net Profit was lower at Rs.486 crores (Rs.620 crores). Viewed in the backdrop of the general slowdown in the economy and rising input costs, which has affected all industries in general and the sectors that Grasim operates in, in particular, the performance has been satisfactory.

Stand-alone Financial Performance:

Rs. Crores

	Q2 FY09	Q2 FY08	H1 FY09	H1 FY08
Net Revenue	2,701	2,508	5,317	4,946
Profit before Taxes	543	748	1,242	1,494
Net Profit	419	500	934	1,011
EPS (Rs.)	46	55	102	110

On a stand-alone basis, Grasim's Revenues were at Rs.2,701 crores (Rs.2,508 crores). Net Profit was lower at Rs.419 crores (Rs.500 crores).

Highlights of Grasim's operations:

		Q2FY09	Q2FY08	% Change
Production -				
Viscose Staple Fibre	M.T.	62,973	69,678	-10%
Cement	Mn. MT	3.65	3.62	1%
White Cement	M.T.	102,322	89,733	14%
Sponge Iron	M.T.	112,186	146,673	-24%
Caustic Soda	M.T.	55,137	48,752	13%
Sales Volumes -				
Viscose Staple Fibre	M.T.	62,536	70,183	-11%
Cement	Mn. MT	3.70	3.60	3%
White Cement	M.T.	106,597	92,566	15%
Sponge Iron	M.T.	117,972	141,960	-17%
Caustic Soda	M.T.	53,103	49,634	7%

Viscose Staple Fibre (VSF) Business

The performance of VSF business was impacted due to the sluggish demand, given the global slowdown and liquidation of inventory in the value chain. The textile sector has been adversely affected due to the rising inflation and a shift in consumer preferences. In line with market realities, the Company has scaled down its production. An unprecedented increase in the price of sulphur and high pulp and caustic soda prices, coupled with the weakening of the Indian rupee, led to a drop in operating profits and margins.

Demand is expected to remain subdued in the short to medium term until the global economic situation improves. Margins are expected to remain range bound due to lower volumes and high input costs. While the prices of pulp and sulphur have started declining, the positive impact thereof is partially offset by the weakening rupee.

The conversion of AV Nackawic plant from paper grade pulp to rayon grade pulp was completed during the quarter.

The long-term outlook for the VSF business is positive.

Chemical Plant

The Chemical plant posted good performance. Higher demand from end user industries saw Caustic soda volumes improving by 7%. ECU realisations were up by 18%, driven by strong caustic prices. Margins were maintained despite the steep increase in the cost of key inputs and power. ECU realisations are expected to be under pressure, mainly due to the downward trend in the prices of chlorine and HCL.

Cement Business

In the Cement business, Sales volumes registered an increase of 3%, while Production was marginally higher. The RMC business recorded an impressive growth aided by the network expansion. The sharp escalation in prices of coal and raw materials and higher freight costs impacted margins adversely.

Cement Subsidiary

The performance of UltraTech Cement Limited, a subsidiary of Grasim, was subdued. The sharp increase in prices of coal and raw materials resulted in variable costs rising by 37%. The combined sales of cement and clinker reflected a growth of 13%. Net Profit was lower by 9% at Rs.167 crores.

Cement Capex plan

The Company's expansions at Shambhupura and Kotputli in Rajasthan are progressing satisfactorily. At Shambhupura, the production of clinker has commenced. The grinding unit at Dadri also became operational. The grinding unit at Shambhupura and the greenfield plant at Kotputli are expected to be operational in Q4FY09.

The slowdown being witnessed by the real estate and infrastructure sectors has resulted in slackening of demand for cement. The price of cement may come under pressure from CY 2009 owing to the bunching of capacity expansions expected in FY10 and FY11. While the price of imported coal has registered a fall of late, the expected benefit in energy cost will be partially offset by the falling value of the rupee. Going forward, Grasim's new capacities shall ease its capacity constraint, lead to volume growth and improvement in operating profit.

Outlook

The Company's thrust will be on fortifying its leadership position in the VSF and Cement sectors. Cost optimization and maximization of asset productivity will continue to the Company's hallmarks. The prospects for the Company remain positive.

-o-O-o-

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com & www.adityabirla.com

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th SEPTEMBER 2008

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months ended 30th September 2008	Three Months ended 30th September 2007	Six Months ended 30th September 2008	Six Months ended 30th September 2007	Year ended 31st March 2008 (Audited)
Net Sales / Income from Operations	4,452.45	3,925.22	8,855.50	7,955.61	16,973.74
Other Operating Income	36.67	38.67	88.16	70.48	152.66
Total Operating Income	4,489.12	3,963.89	8,943.66	8,026.09	17,126.40
Expenditure :					
- Decrease / (Increase) in Stock	(0 26)	(65.55)	(159 83)	(34 82)	(174.28)
- Raw Material Consumed	1,109 75	872.94	2,081.72	1,689 62	3,703 27
- Purchases of Finished Goods	34 79	23 61	57 35	33.09	74 30
- Payment to & Provision for Employees	230 18	212.23	456 16	383 58	849.32
- Power & Fuel	884 55	636 39	1,738.90	1,299.36	2,907 37
- Freight , Handling & Other Expenses	537.76	473 46	1,109 48	986 24	2,088 94
- Depreciation	210 88	163 10	410 45	321 75	, 670.31
- Other Expenditure	735 69	607.51	1,414.88	1,179.78	2,559 02
Total Expenditure	3,743.34	2,923.69	7,109.11	5,858.60	12,678.25
Profit from Operations before Other Income, Interest & Exceptional Items	745.78	1,040.20	1,834.55	2,167.49	4,448.15
Other Income	68.18	66 23	138.11	151.51	310.22
Profit Before Interest & Exceptional Items	813.96	1,106.43	1,972.66	2,319.00	4,758.37
Interest	77.22	56 42	145 68	114 44	228.73
Profit after Interest but before Exceptional Items	736.74	1,050.01	1,826.98	2,204.56	4,529.64
Writeback of provision for diminution in value of investments	-	-	-	-	45 68
Profit from Ordinary Activities before Tax	736.74	1,050.01	1,826.98	2,204.56	4,575.32
Provision for Current Tax	(101.50)	(315.57)	(294 05)	(638.55)	(1,472.76)
Provision for Deferred Tax	(72.30)	(28.96)	(178.57)	(61.68)	6.97
Net Profit from Ordinary Activities after Tax	562.94	705.48	1,354.36	1,504.33	3,109.53
Extra Ordinary Items :					
Profit on Sale of Shares of Subsidiary company	-	-	-	-	236.68
Net Profit for the period	562.94	705.48	1,354.36	1,504.33	3,346.21
Less : Minority Share	76.82	84.53	196 65	214.14	456.53
Add : Share in Profit / (Loss) of Associates	0.31	(0.94)	0.61	(0.51)	1.76
Net Profit (After Minority Share)	486.43	620.01	1,158.32	1,289.68	2,891.44
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*9,013.03*
Basic EPS for the period before Extra Ordinary Items (Rupees)	53.05	67.62	126.33	140.66	289.54
Diluted EPS for the period before Extra Ordinary Items(Rupees)	53.05	67.62	126.33	140.66	289.44
Basic EPS for the period after Extra Ordinary Items(Rupees)	53.05	67.62	126.33	140.66	315.35
Diluted EPS for the period after Extra Ordinary Items (Rupees)	53.05	67.62	126.33	140.66	315.25

II. STANDALONE RESULTS :

Rs. in Crores

	Three Months ended 30th September 2008	Three Months ended 30th September 2007	Six Months ended 30th September 2008	Six Months ended 30th September 2007	Year ended 31st March 2008 (Audited)
Net Sales / Income from Operations	2,685.26	2,477.59	5,263.45	4,895.15	10,215.05
Other Operating Income	15.27	30 79	53 40	50 83	100 26
Total Operating Income	2,700.53	2,508.38	5,316.85	4,945.98	10,315.31
Expenditure .					
- Decrease / (Increase) in Stock	(32.15)	(28 05)	(109 82)	(13.30)	(130 22)
- Raw Material Consumed	874.12	670 90	1,592.20	1,297.48	2,828 25
- Purchases of Finished Goods	13.94	24.59	29 39	57.81	97 40
- Payment to & Provision for Employees	146.55	142.81	288.18	259.08	550 07
- Power & Fuel	466 67	348.51	906 47	672.62	1,476 51
- Freight, Handling & Other Expenses	283.32	245.59	580.79	501.56	1,047.88
- Depreciation	106 86	87.53	211.86	172.53	353.27
- Other Expenditure	353.66	288.47	659.21	560.91	1,298.51
Total Expenditure	2,212.97	1,780.35	4,158.28	3,508.69	7,521.67
Profit from Operations before Other Income, Interest & Exceptional Items	487.56	728.03	1,158.57	1,437.29	2,793.64
Other Income	84.38	47.51	142.63	113.12	277.58
Profit Before Interest & Exceptional Items	571.94	775.54	1,301.20	1,550.41	3,071.22
Interest	28.82	27.96	59.28	56 43	107.00
Profit after Interest but before Exceptional Items	543.12	747.58	1,241.92	1,493.98	2,964.22
Write back of provision for diminution in value of Investment					45.68
Profit from Ordinary Activities before Tax	543.12	747.58	1,241.92	1,493.98	3,009.90
Provision for Current Tax	(73.06)	(223.73)	(204.93)	(429 43)	(952.71)
Provision for Deferred Tax	(50.56)	(24 07)	(103.30)	(53.11)	(9.62)
Net Profit from Ordinary Activities after Tax	419.50	499.78	933.69	1,011.44	2,047.57
Extra Ordinary Items:					
Profit on transfer of Textile units at Bhiwani					4.76
Profit on Sale of Shares of a Subsidiary Company					180 27
Net Profit for the period	419.50	499.78	933.69	1,011.44	2,232.60
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91 69	91 69	91 69	91 69
Reserves excluding Revaluation Reserve					*8,040 52*
Basic EPS for the period before Extra Ordinary Items (Rupees)	45.75	54.51	101.83	110.31	223.31
Diluted EPS for the period before Extra Ordinary Items (Rupees)	45.75	54.51	101.83	110.31	223.24
Basic EPS for the period after Extra Ordinary Items (Rupees)	45.75	54.51	101.83	110.31	243.49
Diluted EPS for the period after Extra Ordianry Items (Rupees)	45.75	54.51	101.83	110.31	243.42
Total Public Shareholding*					
- Number of Shares (000's)			56,698	58,441	57,966
- Percentage of Shareholding			61.85%	63.75%	63.23%

*Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months ended 30th September 2008	Three Months ended 30th September 2007	Six Months ended 30th September 2008	Six Months ended 30th September 2007	Year ended 31st March 2008 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	825.46	901.07	1,617.69	1,718.29	3,456.61
b Cement	3,034.25	2,600.87	6,159.06	5,426.71	11,782.44
c Sponge Iron	303.58	209.78	552.50	430.61	950.70
d Chemicals	145.29	113.64	271.94	205.98	417.62
e Textiles	95.50	88.25	167.98	146.18	289.62
f Others	138.37	101.71	279.84	197.67	437.76
TOTAL	4,542.45	4,015.32	9,049.01	8,125.44	17,334.75
(Less) : Inter Segment Revenue	(53.33)	(51.43)	(105.35)	(99.35)	(208.35)
Total Operating Income	4,489.12	3,963.89	8,943.66	8,026.09	17,126.40
2. SEGMENT RESULTS					
a Fibre & Pulp	120.85	302.78	293.30	525.06	1,011.53
b Cement	564.84	695.24	1,389.32	1,565.85	3,310.69
c Sponge Iron	23.70	21.21	89.09	47.77	125.55
d Chemicals	44.88	34.37	79.38	56.62	114.01
e Textiles	2.39	(0.34)	2.81	(2.18)	(2.88)
f Others	26.70	22.87	57.02	49.07	103.79
TOTAL	783.36	1,076.13	1,910.92	2,242.19	4,662.69
Add / (Less) :					
Interest	(77.22)	(56.42)	(145.68)	(114.44)	(228.73)
Net Unallocable Income / (Expenditure)	30.60	30.30	61.74	76.81	95.68
Write back of provision for diminution in value of Investment					45.68
Profit before Extra Ordinary Items and Tax Expenses	736.74	1,050.01	1,826.98	2,204.56	4,575.32
3. CAPITAL EMPLOYED					
a Fibre & Pulp			2,517.55	1,622.49	2,108.11
b Cement			14,278.81	10,202.75	12,462.75
c Sponge Iron			543.97	480.83	458.84
d Chemicals			360.46	304.41	332.14
e Textiles			182.06	163.20	172.81
f Others			1,191.24	524.49	674.06
TOTAL			19,074.09	13,298.17	16,208.71
g Unallocated Corporate Capital Employed			434.56	1,424.34	945.71
TOTAL CAPITAL EMPLOYED			19,508.65	14,722.51	17,154.42

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months ended 30th September 2008	Three Months ended 30th September 2007	Six Months ended 30th September 2008	Six Months ended 30th September 2007	Year ended 31st March 2008 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	691.10	790.81	1,335.52	1,497.55	3,010.66
b Cement	1,591.14	1,357.30	3,216.73	2,763.94	5,946.37
c Sponge Iron	303.58	209.78	552.50	430.61	950.70
d Chemicals	145.29	113.64	271.94	205.98	417.62
e Textiles	16.26	88.25	31.92	146.18	173.25
TOTAL	2,747.37	2,559.78	5,408.61	5,044.26	10,498.60
(Less) : *Inter Segment Revenue*	(46.84)	(51.40)	(91.76)	(98.28)	(183.29)
Total Operating Income	2,700.53	2,508.38	5,316.85	4,945.98	10,315.31
2. SEGMENT RESULTS					
a Fibre & Pulp	120.86	294.68	291.35	530.88	1,012.02
b Cement	316.56	394.78	741.80	839.44	1,677.64
c Sponge Iron	23.70	21.21	89.09	47.77	125.55
d Chemicals	44.88	34.37	79.38	56.62	114.01
e Textiles	0.14	(0.34)	0.85	(2.18)	(0.72)
TOTAL	506.14	744.70	1,202.47	1,472.53	2,928.50
Add / (Less) :					
Interest	(28.82)	(27.96)	(59.28)	(56.43)	(107.00)
Net Unallocable Income / (Expenditure)	65.80	30.84	98.73	77.88	142.72
Write back of provision for diminution in value of Investment					45.68
Profit before Extra Ordinary Items and Tax Expenses	543.12	747.58	1,241.92	1,493.98	3,009.90
3. CAPITAL EMPLOYED					
a Fibre & Pulp			1,914.08	1,358.26	1,681.93
b Cement			6,321.21	3,996.78	5,459.27
c Sponge Iron			543.87	480.83	458.84
d Chemicals			360.46	304.41	332.14
e Textiles			22.30	163.20	23.16
TOTAL			9,161.92	6,303.48	7,955.34
g Unallocated Corporate Capital Employed			3,496.82	4,341.23	3,994.11
TOTAL CAPITAL EMPLOYED			12,658.74	10,644.71	11,949.45

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Wood Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn (Refer note 7(a) and (b) below)
Others	- Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, five complaints were received, which have been attended by the company and no complaints were pending at the end of the quarter.

4 The matter of implementation of the Scheme of Arrangement u/s 391 to 394 of the Companies Act, 1956 to transfer Company's sponge iron business to it's subsidiary Vikram Sponge Iron Ltd., as reported in previous quarter, is progressing. The equity shareholders, secured creditors (including debenture holders) and the unsecured creditors of the company have approved the Scheme unanimously at their respective court convened meetings held on 13th October, 2008. Company Petitions have been filed by both the Companies in the Hon'ble High Court of Madhya Pradesh, Indore Bench for seeking its approval for the Scheme.

5 During the Quarter, the Company has started commercial production of clinker from expansion line at Aditya Cement, Shambhupura, of cement from grinding unit at Dadri and power from Thermal Power Plants at Grasim Cement, Raipur and Vikram Cement, Khor.

6 The company has revised estimated useful life of some of the assets, on account of which depreciation is higher by Rs 3.66 Crs for three months ended 30th September, 2008 and by Rs. 12.66 Crs for six months ended 30th September, 2008.

7 (a) The standalone financial results of the company for three/ six months ended 30th September, 2008 do not include the financial results of the erstwhile textile units at Bhiwani, as the same have been transferred to Grasim Bhiwani Textiles Ltd. (GBTL), a subsidiary of the company, w.e.f. 1st October, 2007. The impact of the same is not material on the company's standalone financial results for three months ended 30th September, 2008.

(b) The finacial results of GBTL for three/ six months ended 30th September 2008 are included in the consolidated financial results of the Company for the said period of three months/ six months.

8 The consolidated financial results of the company for three/ six months ended 30th September, 2008 do not include the financial results of Shree Digvijay Cement Company Ltd. (SDCCL), as it ceased to be a subsidiary of the company w.e.f. 25th March, 2008. The net profit (after minority share) of SDCCL included in the company's consolidated net profit for the three and six months ended 30th September, 2007 were Rs. 0.81 Crs and Rs.8.90 Crs respectively.

9 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

10 The above Unaudited results for the quarter ended 30th September, 2008 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 23rd October, 2008. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 23rd October, 2008

D. D. Rathi
Whole-time Director

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

Tel. : 2265 4239, 2265 4313, 4018 6333
Fax : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

(Hamam House,
Ambalal Doshi Marg,
(Hamam Street),
Mumbai - 400 001.

AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED.

ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2008.

1. We have reviewed the accompanying statement of unaudited financial results of **GRASIM INDUSTRIES LIMITED** ('the company') for the three months ended 30th September 2008. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated.

2. In the consolidated results, the unaudited financial results of subsidiary companies viz. UltraTech Cement Limited, Dakshin Cement Limited, Harish Cement Limited and Grasim Bhiwani Textiles Limited and Joint venture company Idea Cellular Limited, which have been subjected to limited review by their respective statutory auditors, and the unaudited financial results of other subsidiary companies and joint ventures and an associate company as certified by their respective managements are incorporated. This statement is responsibility of the company's Management and has been approved by the Board of Directors.

3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review of Interim Financial information consists principally of applying analytical review procedures of financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review conducted as stated in paragraph 3 above, nothing has come to our notice that causes us to believe that the accompanying statements of unaudited financial results prepared in accordance with the Accounting Standards and other recognized practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement.

(Contd. ..2..)

5. Further, we report that we have traced the number of shares, the percentage of shareholding in respect of the aggregate amount of public shareholdings in terms of Clause 35 of Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be in conformity with it.

For G.P. Kapadia & Co.
Chartered Accountants

Atul B. Desai
(Partner)
(Membership No.30850)

Place: Mumbai.
Date: 23rd October 2008.

END